EXHIBIT 99.1

Infobird to Expand Global Presence with Relocation of Operations to Hong Kong

BEIJING, July 19, 2023 /PRNewswire/ -- Infobird Co., Ltd (Nasdaq: IFBD) (“Infobird” or the “Company”), a software-as-a-service provider of AI-powered customer engagement solutions in China, today announced its decision to relocate its operations from Beijing to the Hong Kong Special Administrative Region. This strategic move comes in response to the board of directors’ judgement of current business situation and economic environment, as well as the Company’s commitment to expand globally.

Infobird will relocate its operations to Hong Kong and recruit more local employees in the region. Additionally, Infobird plans to proactively expand its presence in the global market and cater to the diverse needs of customers worldwide by establishing new offices in other key locations such as Singapore, other parts of Southeast Asia, and Europe. The relocation represents a significant step of the Company towards becoming a global player in the software-as-a-service (“SaaS”) industry.

As part of its growth strategy, the Company will expand its business to focus on the SaaS segmented scenarios, particularly in the fields of finance, real estate and hotel management. By shifting its focus to high-margin market segments, Infobird aims to enhance its competitive advantage and generate positive cash flow.

Mr. Cheuk Yee Li, CEO of Infobird, commented, “Our relocation to Hong Kong marks a significant milestone for Infobird as we embark on an exciting journey towards global expansion. We are confident that this strategic move will enable us to better serve our international clientele and pave the way for innovations.”

In line with its global expansion plans, Infobird plans to actively seek strategic investments to fuel its growth and innovation and establish global research and development centers to drive continuous advancements in its technology and product offerings.

About Infobird Co., Ltd

Infobird, headquartered in Hong Kong, is a SaaS provider of AI-powered customer engagement solutions. For more information, visit Infobird’s website at www.Infobird.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “plans”, “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events, results, conditions or performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date they are made. In evaluating such statements, investors and prospective investors should review carefully various risks and uncertainties and other matters identified in the Company’s filings with the U.S. Securities and Exchange Commission. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SOURCE Infobird Co., Ltd